October 8, 2019

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tonya K. Aldave

Re:	IMARA Inc.
Draft Registration Statement on Form S-1
Submitted August 15, 2019
CIK No. 0001672619

Ladies and Gentlemen:

On behalf of IMARA Inc. (the “Company”), submitted herewith on a confidential basis is Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement referenced above (the “Registration Statement”).

Amendment No. 1 is being submitted in part to respond to comments contained in a letter, dated September 11, 2019 (the “Letter”), from the Staff (the “Staff”) of the Office of Healthcare & Insurance of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Rahul Ballal, the Company’s Chief Executive Officer, relating to the Registration Statement. The responses contained herein are based on information provided to us by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1.

Draft Registration Statement on Form S-1

Prospectus Summary

Implications of Being an Emerging Growth Company, page 5

1.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Securities and Exchange Commission

Division of Corporation Finance

October 8, 2019

Response: The Company acknowledges the Staff’s request and will provide to the Staff on a supplemental basis copies of any written communications, as defined in Rule 405 under the Securities Act of 1933, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act of 1933.

If we are unable to obtain, maintain, enforce and protect patent protection for our technology, page 34

2.

We note your disclosure on page 35 that you “have no issued patents related to [your] SCD or b-thalassemia programs.” We also note your disclosure on pages 117 through 119 describing your patent portfolio. Please revise for consistency or advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 35 and 130 to 131 of Amendment No. 1.

Use of Proceeds, page 68

3.

We note your disclosure that you intend to use net proceeds to advance development of IMR-687 for the treatment of patients with SCD and to advance development of IMR-687 for the treatment of patients with b-thalassemia. Please specify how far in the development of each of the listed clinical trials you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 68 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 90

4.

Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common shares leading up to the initial public offer and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Response: The Company acknowledges the Staff’s request for an explanation of the reasons for any differences between the recent valuations of the Company’s common shares leading up to the initial public offer and the estimated offering price, once available, and the Company will provide the requested information once it has an estimated offering price range.

Securities and Exchange Commission

Division of Corporation Finance

October 8, 2019

Business

Our Solution for Sickle Cell Disease: IMR-687 as a Differentiated PDE9 Inhibitor, page 104

5.

We note your disclosure on pages 105 and 106 related to IMR-687 as compared to BAY73-6691 and PF-04447943. Please tell us whether you conducted studies on a head to head basis. If not, please remove the comparisons from your disclosure or tell us why you believe such comparisons are appropriate. Please also disclose the development status of these other PDE9 inhibitors and explain why you compared your candidate to analogues of these inhibitors.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the comparisons of IMR-687 to BAY73-6691 and PF-0447943 disclosed in the Registration Statement are taken from preclinical studies where the candidates were tested on a head-to-head basis under the same conditions at a third-party laboratory. The Company further advises the Staff that the Company has revised its disclosure on page 106 of Amendment No. 1 to disclose the development status of these other PDE9 inhibitors and explain why the Company compared IMR-687 to analogues of these inhibitors.

Securities and Exchange Commission

Division of Corporation Finance

October 8, 2019

Exhibits

6.	Please file the Cydan Business Services Agreement as an exhibit to the registration statement or tell us why you are not required to do so.

Response: The Company respectfully advises the Staff that the Cydan Business Services Agreement has been terminated effective as of August 17, 2019, and the Company has revised its disclosure on page 178 of Amendment No. 1 to reflect such termination. Accordingly, the agreement has not been filed as an exhibit to the Registration Statement.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6393 or e-mail at cynthia.mazareas@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Cynthia T. Mazareas
Cynthia T. Mazareas

cc:	Rahul Ballal, IMARA Inc.

Michael P. Gray, IMARA Inc.